Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commi[redacted]
100 F Street, N.E[redacted]
Mail Stop 36[redacted]
Washington,

Reykjavik, February 23 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (February 23, 2007): Actavis Group hf. announces **Appointment of New Executive Vice President of Supply Chain** and **Restructured US Management Board to reflect growth of US operation.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

LEGAL SERVICES

since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, February 23 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (February 23, 2007): Actavis Group hf. announces **Appointment of New Executive Vice President of Supply Chain** and **Restructured US Management Board to reflect growth of US operation.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Olafsson • Einar Baldvin Axelsson • Erlendur Gislason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel +354 5 400 300 • Fax +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax +44 20 7920 3099

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group announces senior appointments

23.2.2007 13:39:20

Flokkur: Fyrirtækjafréttir

Prenta

- **Appointment of New Executive Vice President of Supply Chain –**
- **Restructured US Management Board to reflect growth of US operation -**

Reykjavik, Iceland, 23 February 2007 — Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that it has appointed Fearghal Murphy, Executive Vice President of Supply chain and Doug Boothe Executive Vice President of Commercial and Administration in the US. Both will join the Group's Executive board with immediate effect.

Fearghal Murphy joined Actavis in 2003 as Group Logistics Manager. He was appointed Supply Chain Director in 2005, and more recently has been Vice president of Purchasing. An Industrial Engineering graduate from the University of Limerick, Ireland, he also holds a master's degree in Engineering. Fearghal, who previously held various supply chain positions in IVAX Pharmaceuticals and Wyeth, will oversee Actavis' global supply chain. He replaces Elin Gabriel who left the Group in January 2007.

Doug Boothe joined Actavis in 2005, following the acquisition of Alpharma as Vice President and Chief Operating Officer for Actavis US. Doug will be responsible for all sales and marketing activities in the US market. He holds a BSE in Mechanical & Aerospace Engineering from Princeton University, and a MBA from the Wharton School at the University of Pennsylvania.

Actavis also announces that it has restructured its senior management team in the US to reflect the increased scope of its operation in the country.

The US management board will now be led by Divya Patel as Executive Chairman of Actavis in the US. It will also comprise of Steinthor Palsson, EVP US Operations, Doug Boothe, recently appointed EVP US Commercial and Administration and Kevin Bain, VP US Financial Operations.

Sigurdur Oli Olafsson, currently President of Actavis US will return to Actavis' headquarters in Iceland to take up his recent appointment as Deputy CEO.

For further information:
Halldor Kristmannsson, VP of Corporate Communications
Tel. +354 535 2325/ 840 3425
hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in more than 30 countries, with over 11,000 employees. The Company's market capitalization is approximately EUR3n (US$3.8 billion) and it's listed on the Iceland Stock Exchange.

END